SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cougar Biotechnology, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

222083107
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 385,004 shares, which constitutes approximately 7.6% of the 5,036,006 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 4,696,303 shares outstanding.

CUSIP No. 222083107

1.     Name of Reporting Person:

           BBT Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  26,728
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  26,728
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          227,153 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 4.6% (2)

12.     Type of Reporting Person: PN
--------------
(1)  Includes 200,425 shares of Common Stock that may be acquired upon the conversion of 200,425 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock").
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,896,728 shares of the Stock outstanding.

CUSIP No. 222083107

1.     Name of Reporting Person:

           CAP Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  13,138
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  13,138
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          111,652 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 2.3% (2)

12.     Type of Reporting Person: PN
--------------
(1)  Includes 98,514 shares of Common Stock that may be acquired upon the conversion of 98,514 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock").
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,794,817 shares of the Stock outstanding.

CUSIP No. 222083107

1.     Name of Reporting Person:

           SRI Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  5,435
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  5,435
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          46,199 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 1.0% (2)

12.     Type of Reporting Person: PN
--------------
(1)  Includes 40,764 shares of Common Stock that may be acquired upon the conversion of 40,764 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock").
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,737,067 shares of the Stock outstanding.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated April 13, 2006 (the "Schedule 13G"), relating to the Common Stock (the "Stock") of Cougar Biotechnology, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Persons

BBT

The aggregate number of shares of the Stock that BBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 227,153, which constitutes approximately 4.6% of the 4,896,728 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

CAP

The aggregate number of shares of the Stock that CAP owns beneficially, pursuant to Rule 13d-3 of the Act, is 111,652, which constitutes approximately 2.3% of the 4,794,817 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

SRI

The aggregate number of shares of the Stock that SRI owns beneficially, pursuant to Rule 13d-3 of the Act, is 46,199, which constitutes approximately 1.0% of the 4,737,067 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

Controlling Persons

BBT Genpar

Because of its position as the managing general partner of BBT, BBT Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 227,153 shares of the Stock, which constitutes approximately 4.6% of the 4,896,728 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

BBT-FW

Because of its positions as the sole general partner of BBT Genpar and of SRI Genpar, BBT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 273,352 shares of the Stock, which constitutes approximately 5.5% of the 4,937,492 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

CAP Genpar

Because of its position as the managing general partner of CAP, CAP Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 111,652 shares of the Stock, which constitutes approximately 2.3% of the 4,794,817 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

CAP-FW

Because of its position as the sole general partner of CAP Genpar, CAP-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 111,652 shares of the Stock, which constitutes approximately 2.3% of the 4,794,817 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

SRI Genpar

Because of its position as the managing general partner of SRI, SRI Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 46,199 shares of the Stock, which constitutes approximately 1.0% of the 4,737,067 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

Bass

Because of his positions as (i) the sole director and stockholder of BBT-FW and (ii) the sole director and stockholder of CAP-FW, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 385,004 shares of the Stock, which constitutes approximately 7.6% of the 5,036,006 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BBT

Acting through its managing general partner, BBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 26,728 shares of the Stock.

CAP

Acting through its managing general partner, CAP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 13,138 shares of the Stock.

SRI

Acting through its managing general partner, SRI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 5,435 shares of the Stock.

Controlling Persons

BBT Genpar

As the managing general partner of BBT, BBT Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 26,728 shares of the Stock.

BBT-FW

As the sole general partner of BBT Genpar and of SRI Genpar, BBT-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 32,163 shares of the Stock.

CAP Genpar

As the managing general partner of CAP, CAP Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 13,138 shares of the Stock.

CAP-FW

As the sole general partner of CAP Genpar, CAP-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 13,138 shares of the Stock.

SRI Genpar

As the managing general partner of SRI, SRI Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 5,435 shares of the Stock.

Bass

Because of his positions as (i) the sole director and stockholder of BBT-FW and (ii) the sole director and stockholder of CAP-FW, Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 45,301 shares of the Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 12, 2007

BBT FUND, L.P.

By: BBT Genpar, L.P., managing general partner

  By:   BBT-FW, Inc., general partner

     By: /s/ William O. Reimann
           William O. Reimann, Vice President

CAP FUND, L.P.

By: CAP Genpar, L.P., managing general partner

  By:   CAP-FW, Inc., general partner

     By: /s/ William O. Reimann
           William O. Reimann, Vice President

SRI FUND, L.P. By: SRI Genpar, L.P., managing general partner By: BBT-FW, Inc., general partner By: /s/ William O. Reimann William O. Reimann, Vice President